EXHIBIT 1.2

Management’s Discussion and Analysis
for the year ended December 31, 2002

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2002, AND DECEMBER 31, 2001, SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES.

CONSOLIDATED RESULTS

Overview

For the year ended December 31, 2002, The Westaim Corporation reported a net loss of $49.8 million compared to a net loss of $67.5 million in 2001. Revenues from continuing operations for the year ended December 31, 2002, were $49.1 million compared to $50.3 million in 2001.

The Company reported a loss from discontinued operations of $19.7 million in 2002 compared to $59.0 million in 2001 and a loss from continuing operations of $30.1 million in 2002 compared to $8.4 million in 2001. The loss from continuing operations in 2002 reflected a planned increase in net research and development spending, lower equity losses, lower interest income and higher income tax expense compared to 2001, while the loss from continuing operations in 2001 benefited from a gain on sale of assets of $20.1 million.

In May 2002, the Company announced its intention to close the Coinage division and to seek a strategic buyer for its Ethylene Coatings business. As a result, these businesses have been accounted for as discontinued operations in 2002 and 2001. Write downs in the carrying value of assets of $34.7 million recorded in continuing operations in 2001 have been reclassified to discontinued operations in 2002 for comparative purposes.

The basic and diluted net loss per common share was $0.64 in 2002 compared to a basic and diluted net loss per common share of $0.87 in 2001. The basic and diluted loss per common share from continuing operations was $0.39 in 2002 and $0.11 in 2001. Weighted average shares outstanding were 77.9 million and 77.7 million in 2002 and 2001 respectively.

A comparison of operating costs from continuing operations in 2002 compared to the prior year is as follows:

		% of		% of
($millions)	2002	Revenue	2001	Revenue

Manufacturing	$24.8	50.5%	$25.5	50.8%
Selling, general and administrative	8.5	17.2%	11.7	23.3%
Research and development	25.7	52.4%	16.9	33.7%
Depreciation and amortization	5.8	11.9%	5.6	11.0%

	$64.8		$59.7

Manufacturing costs were generally consistent with the prior year. Lower selling and administration costs were the result of the sale of the Acticoat™ burn business to Smith & Nephew plc (Smith & Nephew) in May 2001 and the concomitant transfer of marketing and sales activities for Acticoat™ products to Smith & Nephew. The increase in research and development expenses primarily reflected a planned reduction in funding contributions to iFire Technology Inc. (“iFire”) from Technology Partnerships Canada (“TPC”), discussed below, and increased research and development costs related to pharmaceutical development at Nucryst Pharmaceuticals Corp. (“Nucryst”). All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Corporation reaches a taxable position. No development costs were capitalized in 2002 and 2001.

Corporate expenses for the year ended December 31, 2002, were $6.7 million, down from $7.8 million in 2001, reflecting the impact of a corporate reorganization in mid-2002.

Interest income on cash and cash equivalents and short-term investments was lower in 2002 by $5.5 million reflecting lower interest rates, lower cash balances and the effect of a strengthening Canadian dollar in 2002 compared to 2001. Future income tax expense, a non-cash item, increased by $6.1 million in 2002 primarily due to a reduction in the Company’s future income tax asset.

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

Non-recurring items — 2002

The 2002 equity loss of $3.4 million includes write downs of $2.4 million. The Company made a strategic decision during the year to discontinue investment, and reduce its holdings, in early stage emerging technology businesses made through its Westaim Partners division.

Non-recurring items — 2001

In May 2001, the Company received proceeds of $23.1 million and recorded a gain of $20.1 million on the sale of assets related to Nucryst’s burn business to Smith & Nephew.

In the fourth quarter of 2001, the Company recorded a $34.7 million write down in the carrying value of assets in the Coinage Products and the Ethylene Coatings operating segments. The write down, discussed more fully in Note 15 to the 2002 Audited Financial Statements, reflected uncertainty regarding the ability to secure profitable future coin blank and other coinage-related contracts due to over-capacity in the coinage products market, a significant and sustained downturn in the global ethylene industry and changes to manufacturing processes. This write down has been included in discontinued operations.

Equity losses of $18.7 million in 2001 include write downs in the value of investments accounted for under the equity method totaling $10.2 million, reflecting lower valuations in 2001 for technology-based investments.

DISCONTINUED OPERATIONS

In May 2002, the Company announced its intention to close the Coinage division and to sell or close its Ethylene Coatings business. As a result, these businesses are now accounted for as discontinued operations.

The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the multi-year Euro coin project.

The Ethylene Coatings business, Surface Engineered Products (“SEP”), produces anti-coking coatings for furnaces used in the production of ethylene. SEP’s main target market, the ethylene industry, has been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology has not met expectations. Subsequently, SEP operations were shut down in February 2003 after the completion of contracted production.

The loss from discontinued operations for the year ended December 31, 2002, of $19.7 million includes provisions for workforce reductions and other shutdown and asset disposal costs totaling $9.1 million. All expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded in 2002. Accounts payable and accrued liabilities as at December 31, 2002, include accruals and provisions of $7.5 million relating to discontinued operations which will have a negative impact on working capital in 2003. Details of the financial impact of discontinued operations are found in Note 4 to the 2002 Consolidated Audited Financial Statements.

OPERATIONS

Westaim’s operations are organized into two high-potential emerging technology businesses: iFire Technology Inc. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”); and one industrial materials technology business — Ambeon. Westaim’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.

iFire Technology Inc.

iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid state display technology with applications in both the fast-growing large screen TV market and small graphic display market. This business unit continues to achieve strategic milestones towards proving the commercial viability of its technology. In 2002, iFire entered into a technology collaboration agreement with Sanyo Electric Co., Ltd. to provide research and development expertise to iFire. iFire continues to make further technical improvements to its displays as measured in colour, brightness, lifetime and electronics.

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS (CONTINUED)

The net loss in iFire for the year ended December 31, 2002, was $16.9 million after Technology Partnerships Canada (“TPC”) funding compared to $10.1 million in 2001. Licensing revenues recognized from the TDK Agreement were $4.3 million in both 2002 and 2001. Total expenses for research, development and trial manufacturing including depreciation, and before TPC funding, was $29.2 million in 2002 compared to $27.2 million in 2001. The increase in expenses primarily reflected salary and wage costs for research and development staff.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through TPC. Under the agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire, until April 30, 2003 to a maximum of $30 million. In exchange, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, iFire is eligible to receive the balance of this funding of $6.5 million in 2003.

The impact of the TPC funding on the operating results of the iFire business segment is summarized as below:

	Operating Expenses			Capital Expenditures

($millions)	2002	2001	2000	2002	2001	2000

Expenses — iFire	$29.2	$27.2	$25.5	$3.9	$3.1	$3.7
TPC funding	8.0	12.9	—	1.0	1.6	—

Net Expenses — iFire	$21.2	$14.3	$25.5	$2.9	$1.5	$3.7

In 2000, iFire entered into a strategic partnership with TDK, a major Japanese electronics manufacturer. The transaction included the purchase of a 2.5% equity investment in iFire and an up-front license fee of $11.8 million for the non-exclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12 inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. The up-front license fees received from TDK are being recognized in revenue over three years, the period that the services are provided. The remaining $0.6 million in deferred licensing revenue will be recognized in 2003.

The 2003 outlook for iFire is to continue research and development at levels comparable to 2002 and to make capital expenditure investments in the range of $10-15 million. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large format display products and sharing in the development and capital costs of a large scale manufacturing facility.

Nucryst Pharmaceuticals Corp.

Nucryst researches, develops and commercializes medical devices and pharmaceutical products based on its noble metal nanocrystalline technology. The net loss for the year ended December 31, 2002, was $7.0 million compared to $6.2 million in 2001. Revenues for the year ended December 31, 2002, were lower, at $8.3 million compared to $9.8 million in the prior year which included $3.5 million of sales in 2001 made directly to customers prior to the Smith & Nephew transaction. Research and development, manufacturing, selling and administration expenses including depreciation, were $15.3 million in 2002 compared to $16.1 million in 2001.

Nucryst’s first products, Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew under which Smith & Nephew acquired an exclusive global license to the Nucryst antimicrobial coating technology for wounds, together with Nucryst’s U.S. and Canada Acticoat™ burn dressing business. The gain on sale of the burn portion of Nucryst’s business amounted to $20.1 million. Nucryst continues to manufacture Acticoat™ products for Smith & Nephew and receives royalty payments based on Smith & Nephew’s global sales. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

Prior to May 2001, revenue reflected direct sales by Nucryst to customers. Commencing in May 2001, revenue comprises licensing royalties, milestone payments and manufacturing revenues relating to Acticoat™ products sold by and produced for Smith & Nephew. Revenue from licensing and manufacturing in 2002 was $8.3 million while revenues from licensing and manufacturing and direct sales totaled $8.2 million in 2001. In addition, milestone revenue of $1.6 million was recognized in 2001, reflecting payments from Smith & Nephew for the achievement of certain sales targets. Total sales to end users of Acticoat™ products increased by more than 50% in 2002 compared to 2001.

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS (CONTINUED)

Capital spending totaled $2.4 million in 2002 compared to $0.5 million in 2001. This increase is primarily related to the addition of equipment that more than doubles Nucryst’s manufacturing capacity of Acticoat™ products. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan, Alberta.

The outlook is for continued growth in licensing and manufacturing revenues as Acticoat™ products are launched in the United States and Europe by Smith & Nephew. In January 2003, Nucryst received a US$3-million milestone payment from Smith & Nephew related to certain regulatory approvals in Europe. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. Nucryst’s current research and development effort is focused on obtaining U.S. Food and Drug Administration approval of one or more drugs to be used in the treatment of dermatology indications and will involve four to seven years of clinical development.

Ambeon

Westaim’s Ambeon division, with operations in Fort Saskatchewan, Alberta, develops, manufactures and markets coating materials and products for customers in the aerospace, electronics, catalyst and other markets.

The net earnings from Ambeon operations for the year ended December 31, 2002, were $9.0 million on revenue of $36.4 million compared to net earnings of $7.7 million on revenue of $36.2 million in 2001. Revenue from core product lines declined 18.3% from $33.8 million in 2001 to $27.6 million in 2002 and earnings from core products declined to $2.6 million from $7.0 million in 2001, reflecting the general downturn in the aerospace and electronics industries.

The cyclical decline in the core business has been offset by favourable results from a one-time materials supply contract, which is expected to be completed in the first quarter of 2003. Revenues and earnings from this contract were $8.9 million and $6.4 million respectively in 2002 compared to $2.4 million and $0.7 million in 2001.

Notwithstanding the downturn in its core business, Ambeon continued to invest in future products with expenditures of $2.4 million in materials research and development in 2002 compared to $2.1 million in 2001. Capital spending totaled $1.2 million in 2002 compared to $3.2 million in 2001.

During the year, Ambeon sold 352 tonnes of nickel composite and other nickel-based materials to the aerospace and electronics industries compared to 387 tonnes in 2001. Ambeon also sold 373 tonnes of nickel welding powders compared to 545 tonnes in 2001.

The outlook for the division is for modest cyclical improvement in both the aerospace and electronics powders segments during 2003. The Company will continue to invest in research and development of new advanced materials based on its core coatings technology expertise and expects to introduce several new products to the market during the year.

INVESTMENTS

Until early 2002, Westaim, through its Westaim Partners division, made early stage investments in emerging technology businesses. In May 2002, the Company made the decision to discontinue further early stage investments and began to reduce its existing investment portfolio. The Company recorded equity losses and write downs related to these investments of $3.4 million in 2002 compared to $18.7 million of equity losses and write downs in 2001. The carrying value of the remaining investments at December 31, 2002, was $0.5 million.

INVENTORY

Westaim’s inventories were $13.9 million at December 31, 2002, compared to $18.5 million at December 31, 2001. The decline in inventory is primarily a result of reduced activity and inventory management initiatives in Ambeon. Inventories relating to Ambeon account for 71% of total inventory.

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Corporation had cash and cash equivalents and short-term investments of $102.9 million compared to $138.4 million at December 31, 2001. This reduction in liquidity of $35.5 million is primarily the result of cash used in continuing operations before working capital changes of $17.7 million compared with $5.0 million in 2001, and cash used in discontinued operations of $11.2 million compared with cash provided from discontinued operations of $15.7 million in 2001. Changes in non-cash working capital balances related to continuing operations generated cash of $2.9 million in 2002 compared to a use of cash of $5.6 million in 2001 and capital expenditures for continuing operations totaled $7.2 million in 2002 compared to $5.7 million in 2001.

Cash from discontinued operations in 2001 benefited from significant collections of receivables relating to coinage contracts in 2000 that did not continue in 2001. Cash in 2001 also benefited from the receipt of proceeds of $23.1 million from the sale of Nucryst’s North American burn business.

Management believes that current cash balances and cash generated from operations will be sufficient to finance the Company’s future operations and capital expenditures.

DIVIDENDS

The Company did not pay cash dividends in 2002 or 2001 and has a policy of retaining its cash reserves to finance capital projects and business growth.

RISKS AND UNCERTAINTIES

The Company’s core operating businesses are the production and marketing of metal-based powders and products. Earnings performance can be sensitive to fluctuations in nickel commodity prices. From time to time, Westaim hedges its exposure to nickel commodity price changes through the use of forward contracts. The Company’s earnings performance can also be sensitive to currency and interest rate fluctuations. Westaim reduces this exposure by entering into foreign currency forward transactions and interest rate forward rate agreements from time to time.

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be able to be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. Westaim reduces this risk by investing in multiple technologies and in businesses that have passed the early stages of development.

The Company’s technology businesses are dependent upon the talents and knowledge of key individuals in each of the businesses. The risk of losing valuable information in the event one of these individuals leaves the Company is minimized by the use and enforcement of confidentiality agreements. The Company also provides competitive remuneration and incentives for the retention of key personnel.

The Westaim Corporation

ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL MATTERS

The Company’s operations are, and will continue to be, affected by federal, provincial and local laws and regulations regarding the protection of the environment. The Company and its subsidiaries have policies and procedures in place comprehensive environmental management system that includes audits, legal compliance and reporting.

The provision for site restoration increased by $0.6 million in 2002 to $7.7 million. The provision relates primarily to site restoration costs associated with the discontinuance of DS nickel production as well as to soil and groundwater reclamation and remediation costs, which have been based on estimates provided by independent consultants. The Company expects to spend approximately $3.4 million in remediation activities in 2003 related to the decommissioning and decontamination of DS nickel production equipment and sites. Thereafter, unless a plant site is decommissioned, it is expected that only nominal amounts will have to be expended.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on Nasdaq under the symbol WEDX.